Exhibit 21.1

SUBSIDIARIES OF MEMIC INNOVATIVE SURGERY LTD.

Name of Subsidiary	Jurisdiction of Organization
Memic Innovative Surgery Inc.	Delaware (USA)
Maestro Merger Sub, Inc.	Delaware (USA)